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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

LOWRANCE ELECTRONICS, INC.
(Name of Subject Company (Issuer))

Navico Acquisition Corp.
a wholly owned subsidiary of
SIMRAD YACHTING AS
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.10 PER SHARE
(Title of Class of Securities)

548900109
(CUSIP Number of Class of Securities)

Hugo Maurstad
Strandpromenaden 50
3191 Horten
Norway
+47 33 03 40 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Duncan C. McCurrach
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$190,014,092	$20,332

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (i) the 5,135,516 outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc. (the "Company") at a price of $37.00 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of January 29, 2006.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2006, issued on November 23, 2005, equals .000107 of the transaction value, or $20,332.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO relates to the offer by Navico Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Simrad Yachting AS, a stock corporation incorporated under the laws of Norway ("Parent"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company") at a price of $37.00 per Share, net to the seller in cash and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2006 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). This Schedule TO is being filed on behalf of Purchaser and Parent.

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1. Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

        (a)   The subject company and issuer of the securities subject to the Offer is Lowrance Electronics, Inc., a Delaware corporation. Its principal executive office is located at 12000 East Skelly Drive, Tulsa, Oklahoma 74128 and its telephone number is (918) 437-6881.

        (b)   The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

        (c)   The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

        (a), (b), (c)    The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Certain United States Federal Income Tax Consequences," "Certain Effects of the Offer" and "Certain Conditions of the Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi)    Not applicable.

        (a)(2)(i)-(v) and (vii)    The information set forth in the sections of the Offer to Purchase entitled "Certain United States Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

        (a)(2)(vi)    Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents" and "Purpose of the Offer; Plans for the Company" is incorporated herein by reference.

Item 6. Purpose of the Tender Offer and Plans or Proposals.

        (a), (c)(1), (c)(3-7)    The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company," "Dividends and Distributions" and "Certain Effects of the Offer" is incorporated herein by reference.

        (c)(2)    None.

Item 7. Source and Amount of Funds or Other Consideration.

        (a),  (b) and (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser," "Background of the Offer; Past Contacts or Negotiations with the Company," "The Transaction Documents," "Purpose of the Offer; Plans for the Company" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated herein by reference.

Item 10. Financial Statements.

        Not applicable.

Item 11. Additional Information.

        (a)(1)    The information set forth in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and the Purchaser" and "The Transaction Documents" is incorporated herein by reference.

        (a)(2) and (a)(3)    The information set forth in the sections of the Offer to Purchase entitled "Terms of the Offer," "The Transaction Documents," "Certain Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4)    The information set forth in the section of the Offer to Purchase entitled "Certain Effects of the Offer" is incorporated herein by reference.

        (a)(5)    None.

        (b)   The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated January 31, 2006
(a)(1)(B)	Letter of Transmittal for tender of Shares
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on January 31, 2006
(a)(5)(A)	Joint Press Release issued by Parent and the Company on January 30, 2006 (incorporated by reference to the Schedule TO filed by Parent on January 30, 2006)
(b)(1)	Commitment Letter, dated January 29, 2006 between DnB NOR Bank ASA and Parent
(d)(1)	Agreement and Plan of Merger, dated as of January 29, 2006, by and among Parent, the Purchaser and the Company
(d)(2)	Tender Agreement, dated as of January 29, 2006, by and among Parent and Darrell J. Lowrance
(d)(3)	Tender Agreement, dated as of January 29, 2006, by and among Parent and Ronald G. Weber
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIMRAD YACHTING AS

By:	/s/ HUGO MAURSTAD
Name:	Hugo Maurstad
Title:	Director

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Director

NAVICO ACQUISITION CORP.

By:	/s/ REYNIR INDAHL
Name:	Reynir Indahl
Title:	Vice President

Dated: January 31, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase dated January 31, 2006
(a)(1)(B)	Letter of Transmittal for tender of Shares
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on January 31, 2006
(a)(5)(A)	Joint Press Release issued by Parent and the Company on January 30, 2006 (incorporated by reference to the Schedule TO filed by Parent on January 30, 2006)
(b)(1)	Commitment Letter, dated January 29, 2006 between DnB NOR Bank and Parent
(d)(1)	Agreement and Plan of Merger, dated as of January 29, 2006, by and among Parent, the Purchaser and the Company
(d)(2)	Tender Agreement, dated as of January 29, 2006, by and among Parent and Darrell J. Lowrance
(d)(3)	Tender Agreement, dated as of January 29, 2006, by and among Parent and Ronald G. Weber
(g)	Not applicable
(h)	Not applicable

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SIGNATURES
EXHIBIT INDEX